EXHIBIT 99.1

NexGen to Commence Trading on NYSE MKT
Vancouver, BC, May 11, 2017 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, NYSE MKT:NXE) is pleased to announce that its common shares have been approved for listing on the NYSE MKT and they are expected to begin trading under the symbol “NXE” beginning on May 17, 2017.  NexGen’s common shares will continue to trade on the OTCQX until the close of markets on May 16, 2017.
About NexGen
NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016.

Leigh Curyer
Chief Executive Officer
 NexGen Energy Ltd.
+1 604 428 4112
lcuryer@nexgenenergy.ca
www.nexgenenergy.ca

Travis McPherson
Corporate Development Manager
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

Forward-looking Information
This press release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation.  “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof and includes butis  not limited to information about the timing of the beginning of trading and the benefits of listing on the NYSE MKT.
Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner.  Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.
Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and risks associated with the failure to continue satisfying the listing requirements of the NYSE MKT on the anticipated listing date, failure to achieve the anticipated benefits therefrom and other risks identified in NexGen’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission.
Forward-looking information necessarily involve assumptions, risks and uncertainties, certain of which are beyond NexGen’s control, including risks associated which may be viewed at www.sedar.com and www.sec.gov, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities law.